Free Writing Prospectus to Preliminary Pricing Supplement No. 1,930

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 18, 2024; Filed pursuant to Rule 433

Morgan Stanley

6-Year Buffered PLUS Based on the Value of an Equally Weighted Basket Composed of Two Indices

This document provides a summary of the terms of the Buffered PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	April 26, 2030
Basket:	Basket component	Basket component weighting
	S&P 500® Index (“SPX”)	50%
	EURO STOXX 50® Index (“SX5E”)	50%
We refer to each of the SX5E Index and the SPX Index as an underlying index and, together, as the underlying indices.
Payment at maturity per Buffered PLUS[1]:

If the final basket value is greater than the initial basket value:

$1,000 + the leveraged upside payment

If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 20%:

$1,000

If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 20%:

($1,000 x basket performance factor) + $200

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $200 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 × leverage factor × basket percent change
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:

100, which will be equal to the sum of the products of the initial basket component value of each basket component and the applicable multiplier for such basket component, each of which will be determined on the pricing date

Final basket value:	The basket closing value on the valuation date
Valuation date:	April 23, 2030, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events
Basket performance factor:	Final basket value divided by the initial basket value
Leverage factor:	147%
Buffer amount:	20%
Minimum payment at maturity:	$200 per Buffered PLUS (20% of the stated principal amount)
Stated principal amount:	$1,000 per Buffered PLUS
Original issue price:	$1,000 per Buffered PLUS
Pricing date:	April 23, 2024
Original issue date:	April 26, 2024 (3 business days after the pricing date)
CUSIP/ISIN:	61776LXQ5 / US61776LXQ57
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1666268/000183988224012174/ms1930_424b2-07362.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Basket Value	Return on Buffered PLUS
+50%	73.50%
+40%	58.80%
+30%	44.10%
+20%	29.40%
+15%	22.05%
+10%	14.70%
+5%	7.35%
0%	0%
-10%	0%
-15%	0%
-20%	-0%
-30%	-10%
-40%	-20%
-50%	-30%
-60%	-40%
-80%	-60%
-100%	-80%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Buffered PLUS

●Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 20% of your principal.

●The market price of the Buffered PLUS will be influenced by many unpredictable factors.

●The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the Buffered PLUS is not equivalent to investing in the basket components.

●The estimated value of the Buffered PLUS is $949.50 per Buffered PLUS, or within $40.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.

●The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.

●The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

Risks Relating to the Basket Components

●Changes in the value of one basket component may offset changes in the value of the other basket component.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Buffered PLUS.

●Adjustments to the basket components could adversely affect the value of the Buffered PLUS.

●There are risks associated with investments in securities linked to the value of foreign equity securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Buffered PLUS–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS, and you should consult your tax adviser.